Midwest Cable, Inc.
One Comcast Center
Philadelphia, PA 19103

May 1, 2015

Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:	Larry Spirgel

Re:	Midwest Cable, Inc.
Registration Statement on Form S-1 (File No. 333-199741)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Midwest Cable, Inc. (the “Company”) respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-199741) initially filed with the Commission on October 31, 2014, as thereafter amended, together with all exhibits thereto (the “Registration Statement”). The grounds upon which the Company is making this application for withdrawal are that the Company does not intend to proceed with the planned distribution of its shares of common stock registered by the Registration Statement.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the account of Comcast Corporation, which owns all outstanding shares of the Company’s common stock.

Accordingly, we request that the Commission issue an order granting withdrawal of the Registration Statement effective as of the date first set forth above or at the earliest practicable date hereafter.

Thank you for your assistance with this application for withdrawal. If you have any questions or require any further information, please do not hesitate to contact Deanna L. Kirkpatrick of Davis Polk & Wardwell LLP at (212) 450-4135, (212) 701-5135 (fax) or deanna.kirkpatrick@davispolk.com.

Respectfully submitted, /s/ Arthur R. Block
Arthur R. Block, Esq. Director Midwest Cable, Inc.

cc:	Elizabeth R. Wideman Comcast Corporation Deanna L. Kirkpatrick Bruce K. Dallas Jeffrey S. Ramsay Davis Polk & Wardwell LLP Thomas D. Twedt Cooley LLP DongJu Song Wachtell, Lipton, Rosen & Katz